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CUSIP No.  87816D 10 2



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                                TEAM Mucho, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common stock, without par value
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                         (Title of Class of Securities)

                                  87816D 10 2
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                                 (CUSIP Number)

                               December 28, 2000
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            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]   Rule 13d-1(b)

         [   ]   Rule 13d-1(c)

         [ x ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  87816D 10 2


1.       Names of Reporting Person:

         Kevin T. Costello

         S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [   ]
                  (b)      [   ]

3.       SEC Use Only

4.       Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power: 1,177,700

6.       Shared Voting Power: 280,900

7.       Sole Dispositive Power: 1,177,700

8.       Shared Dispositive Power: 280,900

9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 1,458,600

10.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

11.      Percent of Class Represented by Amount in Row (11): 17.0%

12.      Type of Reporting Person: IN



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CUSIP No.  87816D 10 2


ITEM 1.

         (a)      Name of Issuer: TEAM Mucho, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  110 E. Wilson Bridge Road, Worthington, Ohio 43085

ITEM 2.

         (a)      Name of Persons Filing: Kevin T. Costello

         (b)      Address of Principal Business Office, or, if  none, Residence:
                  110 E. Wilson Bridge Road, Worthington, Ohio 43085

         (c)      Citizenship: Mr. Costello is a United States Citizen

         (d)      Title of Class of Securities: Common Stock, without par value.

         (e)      CUSIP Number: 87816D 10 2

ITEM 3.

         Not applicable.

ITEM 4. OWNERSHIP

         (a)      Amount Beneficially Owned: 1,458,600 shares

         (b)      Percent of Class:  17.0%

         (c)      Number of Shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 1,177,700 shares(1)
                  (ii) Shared power to vote or to direct the vote: 280,900 shares
                  (iii) Sole power to dispose or to direct the disposition of:
                        1,177,700 shares(1)
                  (iv)  Shared power to dispose or to direct the disposition of:
                        280,900 shares

(1) Includes 232,200 shares held by Team Partners, LP, a limited partnership, over which Mr. Costello has voting and dispositive power as the General Partner of the partnership. Mr. Costello disclaims beneficial ownership of 132,200 shares held in the limited partnership to which he has no pecuniary interest.


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CUSIP No.  87816D 10 2


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  January 5, 2001                        /s/ Kevin T. Costello
                                               --------------------------------
                                               Kevin T. Costello






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